Exhibit 1.02

Conflict Minerals Report of ADTRAN, Inc.

Company overview

ADTRAN, Inc. (NASDAQ: ADTN) is a leading global provider of networking and communications equipment. Our solutions enable voice, data, video and Internet communications across a variety of network infrastructures. These solutions are deployed by some of the world’s largest service providers, distributed enterprises and small and medium-sized businesses, public and private enterprises, and millions of individual users worldwide. This Conflict Minerals Report for calendar year 2013 is published in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release.

Describe supply chain, facilities used to process conflict minerals, country or origin

We procure the parts and components that we use to assemble our products from a large number of suppliers through a worldwide sourcing program. In addition, we manage a process that identifies the components that are best purchased directly by contract manufacturers for use in the assembly of our products to achieve manufacturing efficiency, quality and cost objectives. Certain key components used in our products are currently available from only a single source, and other key components are available from a limited number of sources.

We typically manufacture our lower-volume, higher-mix product assemblies at our manufacturing site in Huntsville, Alabama. We continue to build and test new product prototypes and many of our initial production units for our products in Huntsville, and later transfer the production of high-volume, low-mix assemblies to our subcontractors.

Reasonable Country of Origin (RCOI) Inquiry

Our Conflict Minerals Program is designed to conduct a reasonable country of origin (RCOI) inquiry regarding the conflict minerals (tantalum, tin, tungsten and gold or “3TG”) that are used in the parts and components that we procure. In accordance with SEC 13p-1, our RCOI process was designed to include 100% of the components and materials for which conflict minerals are necessary to the functionality or production of a product manufactured by ADTRAN in calendar year 2013.

The affected suppliers and original manufacturers were contacted, provided with ADTRAN’s Conflict Minerals Policy, and requested to provide conflict minerals data in the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC-GeSI or EICC) reporting template. A total of 518 affected suppliers and original manufacturers were contacted. ADTRAN received responses from 407 affected suppliers with some conflict minerals data. This response level accounted for 84.4% of ADTRAN’s total annual spend in the parts and components that we procure.

Design of Due Diligence

Our due diligence process has been designed to conform, in all material respects, with the framework in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The OECD Guidelines outline the reasonable practices used to identify the sources of conflict material. As ADTRAN does not source conflict minerals directly from smelters or refiners, our process leverages the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC-GeSI or EICC) reporting template.

Step 1: Establish Strong Company Management Systems

Each of our suppliers and original manufacturers of the components and materials for which conflict minerals are necessary to the functionality or production of a product manufactured by ADTRAN in calendar year 2013 is required to adhere to our Conflict Minerals Policy, which is available on our website at www.adtran.com. In it, we outline our expectations for our suppliers, which include:

•	Adopting a conflict minerals policy to reasonably ensure that tin, tungsten, tantalum and gold used in the products that they manufacture are conflict free;

•	Establishing their Conflict Mineral Status via the timely completion of the EiCC-GeSI Conflict Minerals Reporting Template;

•	Establishing their own Conflict Free Due Diligence Program to ensure that their supply chain is conflict free, including passing down EICC-GeSI Conflict Minerals Reporting Template to their suppliers; and

•	Ensuring that parts and products provided to ADTRAN originated from Certified Conflict Free Smelters (CFS) as validated by the EICC Conflict Free Smelter protocol.

We have an internal team tasked with supporting supply chain due diligence. We have adopted the EICC-GeSI Conflict Free Smelter (CFS) program for upstream due diligence. All responses from suppliers and source smelters are recorded and stored. We have implemented a reasonable country of origin process. Conflict minerals compliance is included in new commercial contracts and written agreements.

Step 2: Identify and Assess Risk in the Supply Chain

Our program identifies and assesses risk in the supply chain first identifying those suppliers that provide components and materials that use conflict minerals. We then require each applicable supplier to complete and return an EICC template submission, where it is measured against two key criteria:

•	The Supplier’s Declaration Scope; and

•	The Supplier’s Conflict Mineral Program Status.

The Supplier’s Declaration Scope requires the supplier to declare the use of conflict minerals in the production of the components and materials that ADTRAN sources from that supplier to manufacture its products in calendar year 2013. It requires responses to the following questions:

•	Are there any of the following metals (tantalum, tin, tungsten or gold) necessary to the functionality or production of your company’s products that it manufactures or contracts to manufacture?

•	Do the following metals originate from the Democratic Republic of the Congo (“DRC”) region or an adjoining country?

•	Do the following metals come from a recycler or scrap supplier?

•	Have you received completed Conflict Minerals Reporting Templates from all of your Suppliers?

•	For each of the following metals have you identified all of the smelters your company and its suppliers use to supply the products included within the declaration scope indicated above?

•	Have all of the smelters used by your company and its suppliers been validated as compliant in accordance with the Conflict-Free Smelter Program and listed on the compliant smelter list for the following metals?

The answers to these questions allow ADTRAN to evaluate the use of conflict minerals in the supplier’s components and materials, whether those materials originated from the DRC region, whether the supplier has evaluated its upstream suppliers of conflict minerals and established the smelter or refiner responsible for conflict materials. In addition, all suppliers are required to provide a complete list (by name) of the smelters that are used.

The Supplier’s Conflict Mineral Program Status requires the supplier to declare the maturity of their conflict minerals program, which allows ADTRAN to determine with a reasonable certainty the accuracy (or risk) of the Supplier’s Declaration Scope. It requires responses to the following questions:

•	Do you have a policy in place that includes DRC conflict-free sourcing?

•	Is this policy publically available on your website?

•	Do you require your direct suppliers to be DRC conflict-free?

•	Do you require your direct suppliers to source from smelters validated as compliant to a CFS protocol using the CFS Compliant Smelter List?

•	Have you implemented due diligence measures for conflict-free sourcing?

•	Do you request your suppliers to fill out this Conflict Minerals Reporting Template?

•	Do you request smelter names from your suppliers?

•	Do you verify due diligence information received from your suppliers?

•	Does your process include corrective action management?

•	Are you subject to the SEC Conflict Minerals disclosure rule?

These answers enable ADTRAN to evaluate the risk associated with the supplier’s declaration and whether a reasonable determination can be made on the conflict status of that component or material. If a supplier has a mature conflict mineral program with upstream due diligence and CFS smelters identified, the risk associated with their declaration is low. However, if a supplier has an immature or non-existent conflict mineral program and cannot provide upstream due diligence, the risk associated with their declaration is high, requiring corrective actions to enable a reasonable determination of conflict mineral status.

Based on the sum of all of their responses on the EICC template, each of the components and materials for which conflict minerals are necessary to the functionality or production of a product manufactured by ADTRAN in calendar year 2013 are categorized and coded into the following four categories:

•	DRC Free

•	DRC Conflict Free

•	DRC Conflict Undeterminable

•	DRC Not-Conflict Free

All EICC templates are archived in our internal database and the component status is maintained in our Enterprise Resource Planning (ERP) system to ensure accurate representation at the component or material level for all products manufactured by ADTRAN in calendar year 2013.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Our program provides regular updates of the supply chain conflict mineral status to designated senior management. All suppliers that have components or materials that are not classified as DRC Free or DRC Conflict Free are classified as having actual or potential risk. Corrective actions are identified as applicable and suppliers are required to resubmit the EICC template for future evaluation until reaching a DRC Free or DRC Conflict Free status.

The conflict minerals team assesses the risk level associated with each supplier and reports those findings to management. Recommendations are made to management to either:

•	Continuing trade through the course of measurable risk mitigation efforts;

•	Temporarily suspending trade while pursuing ongoing measurable risk mitigation; or

•	Disengaging with a supplier in cases where mitigation appears not feasible or unacceptable.

ADTRAN’s goal is to manage risks that do not require the termination of the relationship with a supplier through measurable risk mitigation. We provide educational references and materials on conflict minerals compliance to our suppliers to assist them with better understanding the principles on building a conflict minerals program and managing their risk with upstream suppliers.

Step 4: Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Our program was not subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for calendar year 2013 and calendar year 2014 results.

Step 5: Report on Supply Chain Due Diligence

As a result of the due diligence measures described above, ADTRAN has determined that substantially all of the products described above in the “Company Overview” that contain conflict minerals are “DRC Conflict Undeterminable.” ADTRAN makes this determination due to a lack of information from its suppliers for certain components to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC Conflict Free or have not been found to be DRC Conflict Free.

Countries of origin, where known, are believed to include: Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Germany, Hong Kong, Indonesia, Italy, Japan, Kazakhstan, Republic of Korea, Kyrgyzstan, Malaysia, Mexico, Netherlands, Peru, Philippines, Poland, Russian Federation, Saudi Arabia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United States, Uzbekistan, and Vietnam.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by ADTRAN. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict declaration. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2013 reporting period, gaps in supplier education and knowledge, and not all instances of conflict minerals necessary to the functionality or production of a product manufactured by ADTRAN in calendar year 2013 are known.

Planned Improvements

In the next compliance period, ADTRAN intends to implement additional steps to improve the information gathered from our due diligence, further mitigating the risk that conflict minerals are benefiting armed groups. These steps include:

•	Including a conflict minerals clause in all new or renewed supplier contracts;

•	Increasing the response rate of suppliers’ smelter surveys;

•	Engaging with suppliers and directing them to training; and

•	Developing and implementing a more detailed risk management program with additional measurable risk mitigation criteria.